Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                            Subject Company:  MountainBank Financial Corporation
                                                  Commission File No.  000-32547



[THE SOUTH FINANCIAL GROUP LOGO OMITTED]

                              102 South Main Street
                              Greenville, SC 29601
                                                                    864.255.4919

NEWS RELEASE

Date:             May 14, 2003

Release Date:     Immediate

               THE SOUTH FINANCIAL GROUP TO ACQUIRE MOUNTAINBANK;
                   EXPANDS INTO WESTERN NORTH CAROLINA MARKETS

GREENVILLE, SC - The South Financial Group, Inc. (Nasdaq: TSFG) today announced a definitive agreement to acquire MountainBank Financial Corporation (Nasdaq:
MBFC) in an all stock transaction valued at approximately $137 million. MountainBank, the largest community bank headquartered in Western North Carolina, operates 18 branch offices in 10 counties with approximately $850 million in assets.

MountainBank has the #2 deposit market share in Henderson County, with 24% of the market, and an expanding presence in attractive Western North Carolina markets, including Asheville. Immediately following the merger, MountainBank's banking subsidiary will retain the MountainBank name.

"The merger with MountainBank fits solidly with our disciplined acquisition criteria," said Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group. "As previously stated, we will only do mergers that enhance our geographic franchise and are accretive to our financial goals. MountainBank exceeds these standards. We expect the merger to be accretive to both GAAP and cash earnings per share in the first full year and to enhance our financial and strategic goals. We have similar banking cultures, ones that emphasize superior customer service and knowing our customers well."

Whittle continued, "The Hendersonville and Asheville markets are strong, growing markets, which we have targeted for expansion for many years. It's a logical extension of our franchise into neighboring communities. Many of our existing customers have vacation homes in these attractive mountain communities. Plus, we bring a track record of successful operations in resort communities from our experience in the coastal Carolinas and Florida. The MountainBank merger fits extremely well with what we already do and where we already are, while advancing our focus on profitability."

J. W. Davis, President and Chief Executive Officer of MountainBank, who will join the TSFG Board of Directors, said, "We are excited to be joining The South Financial Group. Our companies bring a shared commitment to our customers and our communities. MountainBank expresses this philosophy with its tag line, `Taking care of our own.' The South Financial Group shares this operating philosophy, which will make for an outstanding partnership. In keeping with our original commitment to shareholders, we are extremely pleased that over the past five and one half years we have produced superior returns to our charter shareholders. This strategic alignment greatly enhances our shareholders' liquidity and provides them with continued long-term investment value."

MountainBank shareholders will receive $32.50 per MountainBank common share, payable in TSFG common stock. The TSFG common stock will be valued based upon the 10-day trading average immediately subsequent to Federal Reserve consent, subject to pricing collars. In the merger, TSFG expects to issue approximately
5.5 million shares of common stock for all the common stock, preferred stock and stock obligations of MountainBank, based on current market prices. The transaction, which is expected to close in October 2003, is subject to regulatory and MountainBank shareholder approvals.

Assuming expense savings of 20%, TSFG anticipates that the merger will be accretive in the first year. This estimate does not include any anticipated revenue enhancements. TSFG expects to incur pre-tax merger charges of approximately $13 million. The transaction is valued at approximately 2.4x MountainBank's book value at March 31, 2003 and 20.4x earnings for the last-twelve-months through March 31, 2003.

The South Financial Group, headquartered in Greenville, South Carolina, is a financial services company with approximately $9.0 billion in total assets and 115 branch offices in South Carolina, Florida, and North Carolina. It operates two subsidiary banks: Carolina First Bank and Mercantile Bank. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina, North Carolina, and on the internet under the brand name, Bank CaroLine. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando, and Tampa Bay markets. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's web site: www.thesouthgroup.com.

TRANSACTION SUMMARY
-------------------
Price per common share              $32.50 per share of MBFC

Aggregate transaction value         Approximately $137 million

Form of consideration               100% common stock

Implied exchange ratio              1.310 based on 10 trading day average ending
                                    5/13/03, though subject to change

Pricing mechanism                   TSFG stock will  be  valued  based on the 10
                                    trading day average  immediately  subsequent
                                    to Federal Reserve approval, though not less
                                    than $21.00  nor  greater  than  $25.00  per
                                    share.   (At    $25.00   or    above,   MBFC
                                    shareholders receive a fixed  exchange ratio
                                    of   1.300;   at   $21.00   or   below  MBFC
                                    shareholders receive a fixed exchange ratio of 1.548)

Walkaway provision                  Either party can terminate the merger if the
                                    10 trading day average is above $29.00 or below $17.00 (although the non-terminating party can reinstate the merger by allowing the TSFG stock to be valued at its actual 10 day average)

Expected closing                    October 2003

Anticipated merger cost savings     Approximately $5.1  million pre-tax in 2004,
                                    or 20%

Anticipated merger-related          Approximately $13 million pre-tax
   charges

MBFC preferred stock                To be converted into TSFG common stock based
                                    on the number of shares of MBFC common stock into which it converts

MBFC options                        To be converted into the right  to  purchase
                                    TSFG common stock based on the exchange ratio

Due diligence                       Completed

Required approvals                  Regulatory, MountainBank shareholders

PRICING OVERVIEW
----------------
Price to LTM EPS ($1.59)                              20.4x
Price to 3/31/03 book value ($13.62)                   2.4x
Price to 3/31/03 tangible book value ($12.33)          2.6x

MOUNTAINBANK PROFILE
--------------------
     -    $850   million   full-service    community   bank   headquartered   in
          Hendersonville, NC
     -    18 branches in 10 counties
     -    Ranks #2 in deposit market share in Henderson County (24% of market)
     -    ROA: annualized 0.80% for 1Q03 and 0.90% for 2002
     -    ROE: annualized 12.42% for 1Q03 and 13.07% for 2002

CONFERENCE CALL / WEBCAST INFORMATION
-------------------------------------
         The South Financial Group will host a conference call on Thursday, May 15, 2003 at 10:00 a.m. (ET) to discuss the acquisition of MountainBank and answer analyst questions. It will also provide a live webcast of the call, which may be accessed through The South Financial Group's Internet site at under the Investor Relations tab. Additional material information, including forward-looking statements such as future projections, may be discussed during the presentation. To participate in the conference call, please call 1-888-405-5393 or 1-484-630-4135 using the access code "The South." A 7-day rebroadcast of the call will be available via 1-800-289-1164 or 1-402-998-1038. The South Financial Group will also provide a copy of the presentation in the Investor Relations section of its website.

         This press release contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). The South Financial Group's management uses these non-GAAP measures in their analysis of TSFG's performance. In particular, a number of measures presented adjust GAAP information to exclude the effects of non-operating item (such as merger-related costs, gains or losses on asset sales, and non-operating expenses) and the amortization of intangibles for "cash basis" performance measures. Since these items and their impact on TSFG's performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a clear understanding of the operating results of TSFG. These disclosures should not be viewed as a substitute for GAAP operating results, and furthermore TSFG's non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies.
         Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, factors which may affect earnings, expected financial results for the MountainBank merger, estimates of merger-related cost savings and charges, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from TSFG's actual results, see TSFG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. TSFG undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.
         The foregoing may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of MountainBank, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated May 14, 2003, between TSFG and MountainBank. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of MountainBank and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, MountainBank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and MountainBank as follows:
           Mary M. Gentry, Investor Relations, The South Financial Group, Inc., 102 South Main Street, Greenville, SC 29601, Phone: (864) 255-4919, mary.gentry @thesouthgroup.com.
           J.W. Davis, President and CEO, MountainBank Financial Corporation, 201 Wren Drive, Hendersonville, NC 28792, Phone: (828) 693-7376.
           In addition to the proposed registration statement and proxy statement/prospectus, TSFG files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

CONTACTS:
         William S. Hummers III, Executive Vice President, (864) 255-7913 Mary M. Gentry, Treasurer, (864) 255-4919

                                    ***END***

Transcript from Conference Call/Web Cast, May 15, 2003, 10:00 a.m. ET

THE OPERATOR: Good morning and welcome to the South Financial Group announcement of the MountainBank acquisition. All participants will be able to listen only until the question and answer session. At that time you will be instructed how to ask a question. This conference is being recorded. Should you have any objections you may disconnect. I would now like to introduce your host today, Mr. Bill Hummers, Principal Financial Officer of The South Financial Group. Sir, you may begin. MR. WILLIAM HUMMERS: Thank you and good morning. Welcome to The South Financial Group call on the acquisition of MountainBank Financial Corporation. Before we begin, I would like to make a statement about forward-looking statements in non-GAAP financial information. The forward-looking statements being made today are subject to risks and uncertainties. TSFG actual results may differ materially from those set forth in such forward-looking statements. References made to TSFG's reports filed with the Securities and Exchange Commission for the discussion of factors which may cause such differences to occur. This presentation contains certain non-GAAP measures which TSFG management uses in our analysis of TSFG's performance. These measures typically adjust GAAP measures to exclude the effects of non-operating items such as merger-related costs and gains or losses on asset sales and the amortization of intangibles for cash basis performance measures. These disclosures should not be viewed as a substitute for disclosure determined in accordance with GAAP, nor are they necessarily compatible to the GAAP performance measures presented by our companies. A reconciliation of GAAP results and non-GAAP performance measures is provided on our website. Again welcome to the transaction -- welcome to the call on the transaction. I would like to give just a few brief summary of the transaction. The price per common shares is $32.50. The aggregated approximate deal value is approximately $137 million and the form of consideration is a 100 percent TSFG common stock. The pricing mechanism is that TSFG stock will be valued based on a 10-day trading average immediately following the Federal Reserve approval of not less than $21 a share and not greater than $25 per share. At above $25 a share, MBFC shareholders  receive  a  fixed  exchange  ratio  of 1.3.  At  below  $21,  MBFC shareholders receive a fixed exchange ratio of 1.548 shares. A walk away provision if the price goes above $29 or below $17 during the average period. The expected closing will be October 2003. Other assumptions include approximately $5.1 million in cost saves in 2004 or approximately 20 percent of MBFC's non-interest expenses. Merger-related charges approximately total $13 million from employment contracts, contract termination, professional fees, system conversions, and other costs. The MBFC preferred stock is going to be converted into TSFG common stock. Due diligence is complete. Our required approvals include the MBFC shareholders and regulatory bodies meaning the Federal Reserve and the State of North Carolina. This deal is priced at about
2.4 times MBFC's book. This compares to the Southeast Regional median of about 2.4, and it's 2.5 times their tangible book which is again slightly above the Southeastern average of 2.3 percent. It is 20.4 times MBFC's trailing 12-months earnings with the Southeast median of 23.2. With that I'll ask Mr. Mack Whittle, Chief Executive Officer of South Financial Group to continue the presentation. MR. MACK WHITTLE: Thank you Bill and good morning. I want to lead out with some comments we've made at some of our earlier analyst calls and some of our quarterly calls and that is a little recap of what our acquisition strategy has been and what it continues to be. Our commitment is that we will do no acquisition that is not accretive to the financial goals that we have set forth. And I am pleased to report that this transaction is accretive both on a cash and a GAAP EPS basis within the first 12-months of the transaction. And that we would be equally as disciplined in the demographic footprint that we look at. We feel that in order to enhance the value of our franchise that we need to be the most attractive markets in the Southeast and we truly believe that the Hendersonville, Asheville, Brevard markets in North Carolina meet that test with the attractiveness. With that I'll talk a little bit -- the other thing that we are committed to was that we would not do a transaction in the first half of 2003 and as Bill pointed out earlier, this transaction is scheduled to close in the fourth quarter. So our strategic and financial focus that we've talked about in a number of our meetings of building consistent quarter-to-quarter operating EPS should be able to continue with this transaction, will continue with this transaction. The franchise of MountainBank Financial Corporation is about an $850 million asset company. They are headquartered in Hendersonville in North Carolina. They began operations in 1997. They operate 18 branches in 10 Counties. They are the largest community bank headquartered in Western North
Carolina.  Their  geographic  footprint  as I've talked  about  before  includes
Asheville and Hendersonville, North Carolina and a branch soon to open in Brevard. These markets as you'll see in the presentation that will be sent out are contiguous to the South Carolina markets. Henderson County really is contiguous to Greenville County. 70 percent of these deposits are within 50 miles of our headquarters office in Greenville, South Carolina. They have an exceptional customer service culture which is in keeping with our culture. We think the cultures will work very well together and they have impressive net income and balance sheet growth over the years. As I've mentioned earlier, in Henderson County which includes Hendersonville, they are the second largest financial institution with over $310 million in deposits which represents about 24 percent of market share and there are a new entry into the Asheville market. They've got about $50 million in deposits in Asheville and will soon be opening in Brevard. Again these are retirement markets that are very much like the markets that we operate in along the Coast of South Carolina and the Florida markets. Oddly enough as we got into this we discovered that many of our customers in the Florida markets that we serve vacation in the summer in these markets in North Carolina, which is very favorable to the transaction. One of the things that we have done in the presentation is we've talked about population growth, we've talked about household income growth, and we've talked about the footprint in the demographics of the markets that we serve. The population growth, household growth and median household income growth in the primary markets that MountainBank operates in are in keeping with those of the other markets that we operate in. Quickly the Hendersonville, Henderson County market, its population growth projected for the next five years is 8.2 percent. The median weighted South Financial Group is 7.7. So it exceeds the median weighted of our franchise in total. The United State median population growth is
4.8 percent. So you can see it's growing. The Hendersonville market is growing at about twice the rate of the United States. The Buncombe County market is growing at 5.3 percent which is again in excess of the United States median. Household growth looks very similar. Household income growth in the Buncombe County, Asheville, North Carolina market is our second fastest growth market behind Myrtle Beach at 19.6. The weighted average of the South Financial Group household income growth is 18 percent. So it is over that market. It exceeds the Tampa market. It exceeds the Jacksonville market. It exceeds all but the Myrtle Beach market in our demographic footprint. So you can understand why we are excited the way the demographics of the transaction fit within the footprint of The South Financial Group. The other thing that we've talked about is the financial performance of the company and that we will do acquisitions that were fairly priced but would be accretive to the financial goals that we have set forth as a company. As Bill pointed out earlier on, the price of trailing earnings at 20.4 is below the median of the Southeastern transactions. The price to book at 2.4 is slightly above the median of the Southeastern transactions, and the premium to tangible book is slightly below the Southeastern average. So we feel like it's a very favorably priced from our standpoint. Due diligence is completed as I've mentioned earlier. The transaction is expected to close in October of this year. Approximately $5.1 million pre-tax merger cost saves or roughly 20 percent are estimated in the numbers that we are talking about today. We've not included any revenue enhancements. If you followed our company over the last several quarters, you have seen the growth that we have seen. We've been able to generate a non-interest income as measured by a percentage of revenue. There are tremendous opportunities in these markets and they look very similar to our South Carolina and Florida markets. In closing I want to just kind of highlight the transaction one more time. Again it is in very attractive, high growth banking markets in keeping with the message that we have sent to the market. It is consistent with the strategy to operate in the most attractive Southeastern banking markets. Again 75 percent of the markets -- the deposits of this franchise are within 50 miles of our headquarters. Many of their customers are our customers. Many of the people who work in the Asheville/Hendersonville market live in Greenville and many who live in Hendersonville and Asheville work in the Greenville market. So there's a lot of closeness within those two markets, although they are in different states. It does enhance the financial and strategic goals that we have set forth in the past. As I've mentioned earlier, the growth is occurring in these markets. A lot of it is resort communities. A lot of it is the increased number of retirees that are moving to these mountain markets. They are typically higher income. They typically have a greater need for non-interest income services. Not unlike many of the Florida markets that we serve. And with that I will turn the program back over to the moderator and we can open it up for questions. THE OPERATOR: Thank you. At this time The South Financial Group will address question from analysts. (CALLER INSTRUCTIONS) John Kline from Sander O'Neill. THE CALLER: Just a quick question from a technology standpoint, are there any concerns in terms in being able to integrate this, Mack? MR. MACK WHITTLE: This should be - they are on a FiServ platform which is the platform we're on. They have done that on an outsource basis. We absolutely see no issues at all. We spent almost three days. Our technology folks spent about three days up there with them and it should be a seamless transition. THE CALLER: Really enhances the map when I look at the franchise. Any thoughts on Georgia? MR. MACK WHITTLE: You know we like this market because it is so close to Greenville. We like these markets because there's a lot of resort growth or retirement growth occurring there. The markets that are contiguous to South Carolina that are Georgia markets don't really offer that unless you went down to the Coastal area of Georgia. The Coastal area of Georgia has always intrigued us. There are just not a lot of opportunities down there. But Atlanta and some of those other interior markets within Georgia really are not within that market that we call our footprint right now. THE
CALLER: Okay very good. Thanks. THE OPERATOR: Thanks and the next question comes from Gary Tenner of Sun Trust Robinson Humphrey. THE CALLER: I wonder Mack if you could talk about the asset quality at MountainBank. It looks like in the first quarter pretty significant increases in charge-offs and non-performing assets kind of how you guys went about when you were doing studying here? MR. MACK WHITTLE: Mike Sperry, our Chief Risk Officer, spent about two weeks up there. And I might add that J.W. Davis, the President of this bank, and Mike Sperry worked together at NCNB for a number of years when J.W. Davis worked in South Carolina. We know each other very well, and we are comfortable with his credit skills. The increase in charge-offs were the result of one loan. It represented $1.5 million if you normalize the charge-offs net of that then the charge-offs will look fairly flat. The non-performers -- we studied quite a bit and really we didn't see anything that was alarming in those non-performers that created any issues with Mike or any of Mike's people. You know, I think from a credit's standpoint, again we got a company with about $800 million of assets. A lot of these people are people that J.W. Davis and his lenders have known through their banking in the Hendersonville, Asheville market. It's not unlike a typical financial institution of that size where character and the individuals play a big role in the way you underwrite your credits. Not unlike the way our company looked at this age. So I would say that at this size and this age the company looks very similar to the way our company looked at five years old and a billion dollars in assets. THE CALLER: And one follow-up question, Mack. What will J.W.'s role be at the firm? I know he's with the Board but is he going to have a day-to-day role? MR. MACK WHITTLE: J.W. will be a member of our Corporate Board. He will be an Executive Vice President of The South Financial Group and will be President of the North Carolina bank. THE CALLER: Okay, which will retain the name MountainBank? MR. MACK WHITTLE: Yes. THE CALLER: Thank you. THE
OPERATOR: Todd Hagerman with Fox-Pitt, Kelton. THE CALLER: Mack, I was wondering if you could just talk a little bit about the earnings growth assumptions you have for MountainBank in terms of your model, your expectations for accretion, and when I look at some of the recent history in terms of the performance matrix of MountainBank, I noticed that some of the profitability matrix can particularly kind of fall well short of The South Financial Group's goals in terms of profitability matrix here. I was wondering if you just reconcile, kind of what are your expectations here going forward and what assumptions you build in terms of earnings and the integration between the two franchises? MR MACK
WHITTLE: Mary, I'll start on that and you come in. Our model looks at about 15 percent growth for their company which is quite below where they have averaged over the last five years. We've approached it on a fairly conservative basis. As I've mentioned earlier, the assumptions on cost saves are at 20 percent. We have historically done a little better than that but we want to make sure that we can retain the customer-friendly culture that they have been able to establish and at looking at this transaction financially and making sure that it is accretive to what we are proposing as our goals. We wanted to air on the conservative side, but as I've mentioned earlier both from a GAAP and a cash standpoint on our model and on the street estimate, it is accretive. MS. MARY GENTRY: This is Mary Gentry, Todd we have presentation files which are available on our website. In there, in page 11, we laid out the pro forma results that get to the estimated accretion for 2004 on both a GAAP and a cash basis. And in there we show the estimates for MountainBank's net income that we used as projections. So I think that will assist you in looking at the projections. MR. MACK WHITTLE:
Todd, there's also a breakdown of the cost saves that are in that presentation as well. As Mary has said they are available -- should be available now on our website. THE CALLER: Okay great. And perhaps maybe, Mack, could you just quickly comment in terms of the expected capital impact, I know just from a tangible capital basis, you guys have been running somewhat thin in that respect. But what are your expectations on that front? MR. MACK WHITTLE: You know with the models that we run showed relatively neutral to the tangible capital. It is below where we normally like to see it, but it is neutral to that ratio. THE
CALLER:  Okay thank you. THE  OPERATOR:  David West of Davenport & Company.  THE
CALLER: I have two questions. First, given pro forma-wise you have a franchise in Western part of North Carolina's Coastal area. I was wondering if you could comment about your possible interest in the Piedmont area of the state? And the second question was MountainBank had a 10-day transaction with CNB of Pulaski in Virginia. I'm wondering if you could comment about the impact of this merger upon that pending transaction? Thank you. MR. MACK WHITTLE: I'll talk a little bit about North Carolina. Again we will be very disciplined about markets and markets that we move into. And they would need to meet the demographic profile that we have talked about and that the population growth, the household growth, and household median income growth exceed the United States and the Southeastern average. At least the core part of the franchise exceeds that. Now there are one-off branches in some of the acquisitions we have done that we reasonably studied to determine whether it's a market we could stay in and expand or one that we should exit or should look at an exit strategy on. So I don't see us looking aggressively elsewhere in North Carolina. Charlotte proper is probably a market we would not move into. As you know we are in York County, which is the South Carolina County just south of Mecklenberg County. We have great growth and experience in that market and would look to continue to build around that peripheral market of Charlotte and not Charlotte proper market, but we'll do that from organic standpoint rather than from acquisitions. There are other markets in North Carolina that exceed the demographic profile that we've talked about that we would be interested in. Nothing currently on the radar. The Virginia transaction, I think, today. They met with their shareholders yesterday to discuss the future of MountainBank and they will go forward with that transaction. THE CALLER: Thank you very much. THE OPERATOR: (CALLER INSTRUCTIONS) Jeff Davis (ph) with FTN MidWest Research (ph). THE CALLER: Hi, good morning. MR. MACK WHITTLE: Good morning, Jeff. THE CALLER: Actually most of my (indiscernible) questions have been answered but a little bit of follow-up on Mack. What type of lending does MountainBank mostly do and how does that compare to what you all do in your core Greenville (indiscernible) market? And then secondly, from a broader prospective, what are you seeing in terms of loan demand? You have a little bit of a pick up at the end of the quarter, following through [have] things softened up throughout your footprint. MR. MACK WHITTLE:
That's a good question. [The] Ashville\Hendersonville markets look similar to the Greenville South Carolina. Again if you drew a circle 50 miles around Greenville, South Carolina which is where we got 10 percent of our franchise in our headquarters you would cover 75 percent of their business loans and deposits. Many of their customers we know. Most of their business is not unlike what our business look like early on. They are small, locally owned businesses usually first or second generation family-owned businesses that they do business with. So predominantly, our small commercial business in those markets, although they are beginning to grow not only their interest income, but their retail side as well. On the loan growth question, we are still seeing nice loan growth in South Carolina. I think I've mentioned this in the earlier call. We introduced the commercial part of our elevate process, which is our Cohen Brown sales culture changes to our commercial lenders back at the end of last year. We are at double-digit, strong double digit loan growth in South Carolina. It is basically moving business or taking share from other banks. As you know, there's a major acquisition taking place in South Carolina between First Union and Wachovia. And we are the recipient of some of that business as we hoped we would be. We're seeing strong loan growth in South Carolina and in the Florida market as well, but especially in the South Carolina, both in deposits and loans. I think we have given guidance earlier that we would have double digit loan growth this year. And I can tell you that we are on a run rate to have double digit loan growth. THE CALLER: Okay very good. Thank you, Mack. THE OPERATOR:
Jefferson Harralson with KBW. THE CALLER: My question is regarding, and you might already answered it and I apologize I came on just a little late, how much due diligence have you done in MountainBank and a general question, when you do due diligence what percentage of the loan do you usually look at before you buy a bank? MR. MACK WHITTLE: Mike and his team spent the better part of two weeks up in MountainBank. We typically start with the -- and the way our process we do -- we generally do a random sample. And we random sample all loans of any size in a random basis both for credit quality, underwriting, and collateral. Making sure that collateral is back in place. We will look at every loan that is non-performing and that is on their "watch" list from the same perspective--- from underwriting, from guarantor strength, from collateral and from documentation standpoint. So all of those have been reviewed. And we look at general underwriting skills and spend a paramount of time with the Chief Credit Officer which we have done with this institution. Again it's not unlike a typically bank of this size underwriting as ---a little different as ours ---character of the individuals and the collateral play a big role in the credit position. Then there's cash flow which again is not unlike [most] financial institutions look at this stage. We know many of the borrowers because we operate in the same markets. So we feel really good about -- We feel as good about the quality of these credits as we do about the other transactions that we've done in the past (technical difficulty). THE CALLER: Okay thanks a lot. THE OPERATOR: Dan Hash (ph) of Millenium Partners. THE CALLER: My question was answered so I'm all set. Thank you. MR. MACK WHITTLE: Okay thanks. THE OPERATOR:
Thank you. A replay of this call will be available through May 22. You may access the replay by dialing 18002891164 or 4029981038. (CALLER INSTRUCTIONS) Thank you. This concludes The South Financial Group conference call. All participants may disconnect at this time. MR. MACK WHITTLE: Thanks. (CONFERENCE CALL CONCLUDED)

                           THE SOUTH FINANCIAL GROUP




                                 ACQUISITION OF




                       MOUNTAINBANK FINANCIAL CORPORATION





                                  May 14, 2003

         FORWARD-LOOKING STATEMENTS AND NON-GAAP FINANCIAL INFORMATION


The forward-looking statements being made today are subject to risks and uncertainties. TSFG's actual results may differ materially from those set forth in such forward-looking statements. Reference is made to TSFG's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur.

This presentation contains certain non-GAAP measures, which TSFG management uses in our analysis of TSFG's performance. These measures typically adjust GAAP measures to exclude the effects of non-operating items, such as merger-related costs and gains or losses on asset sales, and the amortization of intangibles for "cash basis" performance measures. These disclosures should not be viewed as a substitute for disclosure determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures presented by other companies. A reconciliation of GAAP results and non-GAAP performance measures is provided on our web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information.

                              TRANSACTION SUMMARY

TRANSACTION SUMMARY
--------------------------------------------------------------------------------


Price per Common Share:         $32.50 per share of MBFC

Aggregate Valuation:            Approximately $137 million

Form of Consideration:          100% common stock

Implied Exchange Ratio:(1)      1.310, though subject to change

Pricing Mechanism:              TSFG stock  will  be  valued  based  on  the  10
                                trading day average immediately subsequent to Federal Reserve approval, though not less than $21.00 nor greater than $25.00 per share.

                                At $25.00 or above, MBFC shareholders receive a fixed exchange ratio of 1.300

                                At $21.00 or below, MBFC shareholders receive a fixed exchange ratio of 1.548

Walkaway provision:             Either party may terminate the merger  if the 10
                                trading day average  is  above  $29.00  or below
                                $17.00

                                The non-terminating  party  can  reinstate   the
                                merger by allowing the TSFG stock to be valued at its actual 10 trading day average

Expected Closing:               October 2003

Other Terms:                    Anticipated cost savings -  approximately   $5.1
                                million pre-tax in 2004, or approximately 20% of projected MBFC non-interest expenses

                                Anticipated         merger-related     charges -
                                approximately $13.0 million pre-tax charges, including employment contracts and severance ($3.3 million), contract terminations ($2.2 million), professional fees ($3.0 million), system conversion costs ($1.9 million) and other costs ($2.6 million)

                                MBFC preferred stock - to be converted into TSFG stock

                                Due diligence - completed

                                Required   approvals   -     regulatory,    MBFC
                                shareholders

----------------------------------------
(1) Based on average TSFG's closing stock price of $24.80 per share for the 10 trading days ended May 13, 2003

                       MOUNTAINBANK FINANCIAL CORPORATION

MOUNTAINBANK FINANCIAL CORPORATION
--------------------------------------------------------------------------------


FRANCHISE OVERVIEW


|_|     $850 million total assets

|_|     Headquartered in Hendersonville, North Carolina

                Commenced operations in 1997

                Operates 18 branch offices in 10 counties

                Largest community bank headquartered in Western North Carolina

                Geographic footprint includes Asheville and Hendersonville, two of North Carolina's most attractive growth markets

                Exceptional customer service driven culture

|_|     Impressive net income and balance sheet growth

MOUNTAINBANK FINANCIAL CORPORATION
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

                                         For the Fiscal Year Ended December 31,
                                         -------------------------------------     March 31,
                                         2000           2001         2002            2003
                                         ----           ----         ----            ----
Net Income                            $   1.06       $   2.51       $   6.16        $   1.65

Total Assets                          $ 259.1        $ 561.1        $ 841.1         $ 847.3
Net Loans                               197.4          483.9          699.3           706.8
Total Deposits                          233.3          467.5          677.3           696.8
Shareholders' Equity                     18.2           37.0           52.5            53.9

Equity/Assets                             7.03%          6.60%          6.24%           6.36%

Fully Diluted Earnings Per Share      $   0.48       $   1.01       $   1.58        $   0.42
Tangible Book Value Per Share         $   9.73       $  11.18       $  11.92        $  12.33

ROAA                                      0.57%          0.66%          0.90%           0.80%
ROAE                                      7.14          12.71          13.07           12.42
Net Interest Margin                       3.86           3.60           4.12            4.13
Non-Int. Income/Total Revenue            16.23          17.78          17.96           22.10
Efficiency Ratio                          56.40          56.60          54.40           59.60

NPAs/Loans+OREO                          0.13%           0.31%          0.65%           0.79%
Allowance for Loan Losses                1.50            1.45           1.65            1.54
Net Chargeoffs/Average Loans             0.11            0.13           0.21            1.07

---------------------------------------------------
Dollar values in millions, except per share amounts
Source:  MountainBank reported results

MOUNTAINBANK FINANCIAL CORPORATION
--------------------------------------------------------------------------------

MARKET SHARE:  HENDERSON COUNTY
Includes Hendersonville, NC


                                                           June 30, 2002             June 30, 2001
                                                        --------------------      -------------------
                                                           Total      Market       Total       Market
                                              Branch     Deposits      Share      Deposits      Share
                                              Count      ($ mill)       (%)       ($ mill)       (%)
1       First Citizens Bancshares Inc. (NC)     8          325         25.22        291         24.64
2       MountainBank Financial Corp. (NC)       3          310         24.03        241         20.42
3       Wachovia Corp. (NC)                     2          192         14.90        180         15.19
4       National Commerce Finl Corp. (TN)       3          106          8.22        131         11.10
5       Hometown Bank (NC)                      1           93          7.19         93          7.86
6       Bank of America Corp. (NC)              1           58          4.49         52          4.38
7       Royal Bank of Canada                    1           49          3.78         54          4.56
8       Macon Bancorp (NC)                      2           41          3.20         32          2.70
9       Financial Guaranty Corporation (NC)     1           34          2.68         34          2.85
10      Asheville Savings Bank, SSB (NC)        1           31          2.37         29          2.43
11      BB&T Corp. (NC)                         1           30          2.36         29          2.45
12      United Community Banks Inc. (GA)        1           20          1.56         17          1.43

        Totals                                 25        1,288                    1,182


                      Deposit Market Growth        $106      9.0%
                      MBFC Growth                  $ 69     28.6%

Source:  SNL Financial

MOUNTAINBANK FINANCIAL CORPORATION
--------------------------------------------------------------------------------

MARKET SHARE:  BUNCOMBE COUNTY
Includes Asheville, NC

                                                           June 30, 2002             June 30, 2001
                                                        --------------------      -------------------
                                                           Total      Market       Total       Market
                                              Branch     Deposits      Share      Deposits      Share
Rank Institution                              Count      ($ mill)       (%)       ($ mill)       (%)
-----------------------------------------------------------------------------------------------------
1       Wachovia Corp. (NC)                     10         914         33.83        970         37.16
2       Bank of America Corp. (NC)               8         326         12.06        291         11.13
3       First Citizens BancShares Inc. (NC)     11         288         10.66        248          9.48
4       National Commerce Finl Corp. (TN)        8         279         10.31        287         11.00
5       Asheville Savings Bank, SSB (NC)         7         251          9.30        240          9.20
6       BB&T Corp. (NC)                          3         115          4.24         96          3.69
7       Royal Bank of Canada                     6         114          4.22        100          3.84
8       Hometown Bank (NC)                       3         113          4.20        111          4.23
9       Capital Bank Corp. (NC)                  2          85          3.15         88          3.38
10      Weststar Financial Svcs Corp (NC)        3          79          2.91         72          2.76
11      Financial Guaranty Corporation (NC)      2          51          1.87         49          1.89
12      MountainBank Financial Corp. (NC)        3          47          1.74         21          0.82
13      Black Mountain Savings Bank (NC)         1          21          0.77         19          0.75
14      First Charter Corp. (NC)                 1          20          0.72         18          0.68

        Total                                   68       2,703                    2,611

                  Deposit Market Growth                  $ 92           3.5%
                  MBFC Growth                            $ 26         123.8%

Source:  SNL Financial

                    TRANSACTION PRICING AND FINANCIAL IMPACT

TRANSACTION PRICING
--------------------------------------------------------------------------------

IMPLIED MERGER MULTIPLES (1)

                                                             Recent Southeastern Transactions: (2)
                                                            --------------------------------------
                                           $32.50
                                         per share          Median            High             Low
                                         ---------          ------            ----             ---
Price/LTM EPS: ($1.59)                     20.4x            23.3x             51.0x           13.7x

Price/Book Value: ($13.62)                  2.4x             2.3x              5.1x            1.4x
Price/Tangible Book Value: ($12.33)         2.6x             2.4x              5.1x            1.4x

Tang. Book Premium/
Core Deposits ($521 million)               12.5%            18.7%             43.4%            7.1%


------------------------------------------------------
(1) Financial data at or for twelve months ended March 31, 2003
(2) Represents merger multiples associated with 28 selected Southeastern mergers
    and  acquisitions  announced  since   January  1,  2002    (data source: SNL
    Financial)

FINANCIAL IMPACT
--------------------------------------------------------------------------------

Assumptions

|_|     Due Diligence has been completed

|_|     Transaction closes in October 2003

|_| Approximately $5.1 million pre-tax merger cost savings (or 20%) realized in 2004

        Salaries and benefits:          $3.0 million

        Data processing/FFE:            $1.2 million

        Other operating:                $0.9 million

|_|     Excludes impact of revenue enhancements

|_| Core deposit premium of 2.5%; core deposit intangibles amortized over 10 year period (accelerated amortization)

FINANCIAL IMPACT
--------------------------------------------------------------------------------

Pro Forma Results
                                                           GAAP        Cash (1)
                                                           2004        2004
                                                           ----        ----

TSFG Net Income - Implied Consensus Analyst (2)           $ 89.3      $ 90.9
MBFC Net Income (3)                                          9.8        10.2
Pro Forma Combined                                          99.1       101.1

After-Tax Cost Savings                                       3.5         3.5
Purchase Accounting & Other Adjustments(4)                  (1.6)       (0.5)

Pro Forma Net Income                                      $101.0      $104.1

Average Fully Diluted Pro Forma Shares                      53.5        53.5

Pro Forma Fully Diluted Earnings Per Share                $  1.89     $  1.95
TSFG EPS Consensus Analyst Estimate(2)                    $  1.86     $  1.89
Accretion/(Dilution)                                         1.50%       2.73%

---------------------------------------------
(1) Excludes the amortization of intangibles from earnings
(2) Represents the mean of the First Call estimates, based on 48.0 million average fully diluted shares
(3) Based on internal estimates
(4) Includes core deposit intangible amortization and purchase accounting adjustments

                             TRANSACTION RATIONALE

TRANSACTION RATIONALE
--------------------------------------------------------------------------------

Extends TSFG franchise into contiguous Western North Carolina markets...


[Graphic omitted - map of branch locations]

[Graph Omitted]

[Graph Omitted]

[Graph Omitted]

[Graph Omitted]

TRANSACTION RATIONALE
--------------------------------------------------------------------------------

Low risk, contiguous market acquisition...

|_|     Very attractive, high-growth banking markets

        Consistent with strategy to operate in the most attractive Southeastern banking markets

|_|     Enhances financial and strategic goals

|_|     Similar  community  banking   cultures   with  compelling   fee   income
        opportunities

|_|     TSFG successfully operates in resort communities

|_| Overlap with existing TSFG customers with vacation homes in North Carolina mountains

                                    SUMMARY

SUMMARY
--------------------------------------------------------------------------------

|_|     Consistent with TSFG's strategy to further enhance shareholder value

|_|     Extends TSFG's presence into attractive Western North Carolina markets

|_|     Accretive pro forma financial impact

        Financial results are not contingent upon aggressive cost cutting and growth assumptions

        Excludes revenue enhancements

|_|     Low-risk, contiguous market acquisition

        Familiar markets, customer base and lines of business

                           THE SOUTH FINANCIAL GROUP


                                NASDAQ/NM: TSFG


                             WWW.THESOUTHGROUP.COM


Contact:  Mary Gentry, Treasurer
          864.255.4919
          mary.gentry@thesouthgroup.com